                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C.  20549

                            -----------------------

                                  Schedule TO

                             Tender Offer Statement

   Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act Of 1934

                             READ-RITE CORPORATION
                       (Name of Subject Company (issuer))

                        READ-RITE CORPORATION, as issuer
   (Names of Filing Persons (identifying status as offeror, issuer or other person))

            10% CONVERTIBLE SUBORDINATED NOTES DUE SEPTEMBER 1, 2004
                         (Title of Class of Securities)

                                   755246AA3
                       (CUSIP Number of Class Securities)


                            -----------------------

                               Cyril J. Yansouni
                            Chief Executive Officer
                             READ-RITE CORPORATION
                             345 Los Coches Street
                          Milpitas, California  95035
  (Name, Address and Telephone Numbers of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                            -----------------------

                                   Copies to:

                 John A. Fore, Esq.                                      Abigail Arms, Esq.
          WILSON SONSINI GOODRICH & ROSATI                              SHEARMAN & STERLING
                 650 Page Mill Road                                801 Pennsylvania Avenue, N.W.
                Palo Alto, CA  94304                                  Washington, D.C.  20004
                   (650) 493-9300                                         (202) 508-8000

                            -----------------------

                           Calculation of Filing Fee

       Transaction Valuation                          Amount of filing fee
-------------------------------------------------------------------------------------------
          $70,725,000(1)                                   $ 18,672
-------------------------------------------------------------------------------------------

(1) Pursuant to Rule 457(f)(1) under the Securities Act of 1933, this amount is the market value as of January 25, 2000 of the maximum amount of 6 1/2% Convertible Subordinated Notes due September 1, 2004 that may be received by the Registrant from tendering holders in the exchange offer.

Registration fee previously paid in connection with the Registrant's Registration Statement on Form S-4 filed January 27, 2000.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $77,147
Form or Registration No.:  S-4 (File No. 333-95527)
Filing Party:  Read-Rite Corporation
Date Filed:  January 27, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

Investors are urged to read all documents filed with the Commission related to this offer, including the Schedule TO to which this press release is being filed as an exhibit and the S-4 (file number 333-95527) relating to the exchange offer, as they contain important information. Investors can receive copies of any of the documents related to this offer for free at the Commission's web site and are available for free from the registrant by writing or telephoning it at the following address:


                             Investor Relation's Department
                             Read-Rite Corporation
                             345 Los Coches Street
                             Milpitas, California  95035
                             (510) 683-7676


Investors can also receive information concerning the exchange offer by calling the information agent, Georgeson Shareholder Communications Inc., at (800) 223-2064 or the dealer manger, Robertson Stephens, at (800) 234-2663.



FOR IMMEDIATE RELEASE

CONTACT:  Read-Rite Corporation
          Investment Community:          Media:
          Jane Conn                      John DiMatteo
          (510) 683-7676                 (510) 683-7379

                       CORRECTION - READ-RITE CORPORATION

MILPITAS, CA - March 9, 2000 -- Read-Rite Corporation (Nasdaq: RDRT) In SFTH072,
                                                               ----
"Read-Rite (Nasdaq: RDRT -News) Amends Terms of Pending Exchange Offer and Extends Expiration Date To March 15," moved earlier today, we are advised by the company that the first graph, second line should read "approximately $156.5 million," rather than "approximately $136.5 million." In addition, the first graph, fourth line should read "approximately 45%" rather than "approximately 40%" as originally issued.

     Read-Rite Corporation is one of the world's leading independent manufacturers of magnetic recording heads, head gimbal assemblies (HGAs) and head stack assemblies (HSAs) for disk drives and tape drives. The company is headquartered in Milpitas, California and has operations in Japan, Thailand, the Philippines and Singapore. The company's home page on the world wide web can be reached at http://www.readrite.com.
           -----------------------

                                      -3-